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Women-owned
Lola Snacks

Health Food

186 Mills Road
North Salem, NY 10560
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $60,000 invested.
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THE PITCH
Lola Snacks is seeking investment to continue its mission to improve your gut's microbiome to boost immunity, giving you more energy through innovative food technology while still being delicious.
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We take the B.S. out of IBS.

LOLA SNACKS is on a mission to improve your gut's microbiome to boost immunity, giving you more energy through innovative food technology while still being delicious. What began in the Founder Mary Molina's kitchen, has relaunched post-pandemic and is now a rapidly scaling business disrupting the energy bar category. Elevating taste and nutrition standards, we create delicious probiotic and prebiotic, plant-based, gluten-free, and vegan energy bars. LOLA SNACKS is devoted to unlocking good gut health through simple convenient energy bars packed with enhanced ingredients like probiotics and prebiotics to help rebalance your guts for a better you. When it comes to being your best, there should be no obstacles – least of all an unhappy gut. Everything about the LOLA SNACKS has your health and the best results for your gut in mind; we want you to have the most innovative, conveniently healthy, gut supportive snacks for you and your family.

We know what it's like to not feel good, so we became the change we needed

Our company's story began out of necessity and turned into a passion project for our founder and mother of 5, Mary Molina. When her family hit hard times she began to rely on food assistance programs to feed her family. At the same time, her husband was trying to save money by eating off the dollar menu. This processed food wreaked havoc on her family's health, and later her husband developed gut health issues from antibiotics used before and after dental surgery. Mary and her husband tried every probiotic, yogurt, kefir, and even kimchi to resolve his gut health issues. Alas, nothing worked so Mary decided to tackle the problem on her own by working with probiotic manufactures to combined a spore-forming probiotic with her already vegan plant-based energy bars. Mary's friends, family, and neighbors took notice and started asking her if they were available in local stores, Lola Snacks was born.

Consumers are increasingly leaning towards plant-based options (source) to fill their snacking needs and because our probiotic energy bars don't require refrigeration, they're a great choice for snacking on the go, to get you through the day, and drastically boost gut health.

Reasons to Invest

Lola Snacks has begun national distribution through 15,000 doors in convenience and food service. The global energy market size had a 2020 value of $13.4 billion, and more Americans are eating plant-based foods than ever (source & source).

Lola Snacks are vegan plant based energy bars enhanced with a blend of probiotics and prebiotics to promote the health of your gut microbiome. Lola Snacks is a shelf-stable energy bar, allowing it to be sold in any grab and go setting.

Lola Snacks reinvests in their community through inner-city youth mentoring programs and donating to anti-hunger programs.

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LOLA SNACKS PROVIDES A BETTER SOURCE OF PROBIOTICS AND PREBIOTICS TO IMPROVE GUT HEALTH

We understand the stress of trying to eat healthy, and know this problem is worse for the 72% of Americans who struggle with gut issues like IBS, Colitis, and Crohns (source). On average 60 to 70 million people are affected by all digestive diseases (source). We struggled with these issues too, so we created a line of simple, plant-based probiotic energy bars to power us through the day and improve our gut health.

Lola Snacks replenish lost probiotics and nourish your gut's microbiome to aid digestion and support a healthy gut microbiome. Our customers love the taste of our bars and also claim our snacks improved the symptoms of their gut issues.

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TRACTION & VALIDATION

Our products are perfect for the millions of Americans who are looking to address their nutritional needs with energy bars

Our fast-paced lives and a newfound focus on gut health and immunity created a new need for fast, functional food (source & source). This high demand caused the energy bar market to balloon to $13.4 billion in 2020 (source). Add in America's increasing consumption of plant-based foods, and we believe we have the perfect combination to capitalize on this lucrative market (source). With Gut Health trending on social media, we believe more people are looking for ways to improve their gut health through healthy snacks and awareness (source).

We have partnerships supplying HQ's of Nike, Goldman Sacs, Citi Bank and Bank of America, and we continue to expand into corporate catering opportunities. Recently added to the assortment of large convenience channel distributors, Lola Snacks now has access to over 15,000 locations covering convenience stores, hospitality, food service, and universities. We are currently in consideration at retailers nationally, such as GIANT and Food Lion, and regionally, such as 7/11.

Our retail partners locations grow everyday, through our national distributors in the specialty, convenience, natural, and wholesale channels. Lastly, we are developing additional product lines to include new categories such as sugar-free.

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We have the leadership and product to revolutionize functional snacks, all that's missing is you

Lola Snacks embodies the American Dream and the hope for a healthier tomorrow. Mary created these bars for her family, and her business acumen transformed them into a company that survived the pandemic and that is starting to corner a billion-dollar market. Our snacks can give millions a healthy, gut-friendly option, and with your investment, we can do that for billions more. Help us take the "BS" out of "IBS" and invest in Lola Snacks today.

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THE TEAM

Mary Molina
CEO/President

Mary Molina, founder and CEO of Lola Granola Bar, a passion project to feed her family and get their health back on track through good food and leaving a positive impact. Since then, it's bloomed into a delicious mission: love your guts through selfcare to improve overall health from your skin and cardiovascular health to brain function with probiotics and prebiotic snacks. Mary also teaches marketing and entrepreneurship to kids at underprivileged schools and collaborates with food banks to feed our friends and neighbors in need, two efforts that are near and dear to Mary's heart. Mary has a proven track record in innovation, entrepreneurship, concept validation, iteration, pivoting, scaling, branding, financial management, leadership, transparency, public speaking, board member, healthy living enthusiast.

Ernie Molina
VP and Biz Development

Responsibilities include managing & developing business within alternative channels, foodservice and retail nationally. Key accounts include, Google, Military Exchanges, DOT Foods, UNFI, KEHE, VIstar, Sysco, U.S. Foods, Canteen/FoodBuy, Walmart, Target, Costco, independents and chains, college/university, regional DSD's, and eCommerce. Work alongside & manage broker partners, distributors and distributor reps to successfully and strategically build new business while planning and extending current partnerships with retailers thru promotional support & numerous creative incentives. Attend trade shows, key account meetings, and category reviews while providing an authentic representation of the company's culture and business model. Provide excellent customer service to both new and current accounts with accurate follow up and clean communication.

Joe Donato Jr.
Director of Sales

Data-driven maverick using insight metrics to translate into actionable shelf strategy to grow Brands with the expertise they need for the next step on their journey. Extensive experience growing brands through supplier relationships and managing teams.

John Edelman
Board Member

Experienced Board Member with a demonstrated history of working in the design industry. Skilled in Modern Furniture, Retail, Textiles, Finish, and Renovation. Strong business development professional.

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PRESS

Start Small, Dream BIG: S2, Ep 7: Lola on Apple Podcasts

Show Start Small, Dream BIG, Ep S2, Ep 7: Lola - Jan 5, 2021

FedEx helps small businesses navigate the digital landscape | FedEx Cares

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Inventory $55,950

Mainvest Compensation $4,050

Total $60,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,663,333	$1,829,666	$1,957,742	$2,055,629	$2,117,297
Cost of Goods Sold	$931,466	$1,024,612	$1,096,334	$1,151,150	$1,185,684
Gross Profit	$731,867	$805,054	$861,408	$904,479	$931,613
EXPENSES					
Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$300,000	$329,999	$353,098	$370,752	$381,874
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Repairs & Maintenance	$2,000	$2,050	$2,101	$2,153	$2,206
Legal & Professional Fees	$8,000	$8,200	$8,405	$8,615	$8,830
Marketing	$249,499	$255,736	$262,129	$268,682	$275,399
Operating Profit	$130,368	$166,019	$191,550	$209,050	$216,947

This information is provided by Lola Snacks. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Appendix B - Reviewed Financial Statements.pdf

LOLA SNACKS DECK.pdf

Investment Round Status

Target Raise $60,000

Maximum Raise $200,000

Amount Invested $0

Investors 0

Investment Round Ends May 26th, 2023

Summary of Terms

Legal Business Name Lola Granola Bar

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $60,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2031

Financial Condition

Historical milestones

LOLA SNACKS is on a mission to improve your gut's microbiome through innovative food technology while still being delicious. A family-first story, Mary Molina created Lola Snacks during a time when her household of six was receiving food assistance.

Everything about LOLA SNACKS has your health and the best results for your gut in mind; we want you to have the most innovative, conveniently healthy, sustainable gut supportive snacks for you and your family.

What began in her kitchen has relaunched post pandemic and is now a rapidly scaling business disrupting the energy bar category; by elevating taste and nutrition standards, we create delicious probiotic + prebiotic plant based energy bars. Utilizing innovative ingredients, such as gluten-free and dairy-free probiotics, with no refrigeration required to nourish your stomach. LOLA SNACKS has been operational since August 2012 and the brand's current success is a resounding endorsement as an emerging leader in the bar space, with products available nationwide in over 3,000 doors across the natural and conventional grocery channels, convenience, food service, as well as e-commerce. Next on the horizon for LOLA SNACKS is a second expansion within the convenience and food service channels, growing distribution to 15,000 points over the next 12 months.

 "Our products are resonating with consumers; and we believe that this growth phase with simultaneous distribution and velocity attests to that. We couldn't be more excited about the future of LOLA," says Molina.

CA Fortune joins LOLA SNACKS in its excitement, the full-service, privately held consumer brands agency with a national scope that works in natural, conventional, and online channels and looks forward in partnership with CA Fortune to grow to 15,000 points of distribution over the next 12 months. That's 400% in sales growth just in 2023!

Other challenges

LOLA SNACKS has had the following challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

PANDEMIC

We were among the first companies to experience supply chain issues due to the pandemic. Our co-packer's workforce was decimated by the pandemic and as a result we missed several significant production runs resulting in PO cancellations and loss of distribution. We have rebuild our framework to reduce risk and maximize growth opportunities with leaders in the manufacturing space.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lola Snacks to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lola Snacks operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lola Snacks competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lola Snacks's core business or the inability to compete successfully against the with other competitors could negatively affect Lola Snacks's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lola Snacks's management or vote on and/or influence any managerial decisions regarding Lola Snacks. Furthermore, if the founders or other key personnel of Lola Snacks were to leave Lola Snacks or become unable to work, Lola Snacks (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lola Snacks and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lola Snacks is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lola Snacks might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lola Snacks is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lola Snacks

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lola Snacks's financial performance or ability to continue to operate. In the event Lola Snacks ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lola Snacks nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lola Snacks will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lola Snacks is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lola Snacks will carry some insurance, Lola Snacks may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lola Snacks could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lola Snacks's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lola Snacks's management will coincide: you both want Lola Snacks to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lola Snacks to act conservative to make sure they are best equipped to repay the Note obligations, while Lola Snacks might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lola Snacks needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lola Snacks or management), which is responsible for monitoring Lola Snacks's compliance with the law. Lola Snacks will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lola Snacks is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lola Snacks fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lola Snacks, and the revenue of Lola Snacks can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lola Snacks to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Lola Snacks. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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